Bionomics Limited

04010310

11 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

dlw 3/5

82-34682

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849
Suite 405
25 Lime Street
Sydney NSW 2000

Tel: 02 8235 1111 • Fax: 02 8235 1122

11 February 2004

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find attached the Notice of Initial Substantial Holder – Form 603 – required by the Corporations Act 2001 Section 671B for the holding of Link Traders (Aust) Pty Limited with respect to Bionomics Limited.

Yours sincerely

Laurence Freedman

82-34682

Form 603

Corporations Act 2001
Section 671B

Notice of Initial Substantial Holder

To - **Bionomics Limited**
31 Dalgleish Street
Thebarton
South Australia 5031

ABN 53 075 582 740

1. Details of Substantial shareholder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of Securities	Person's votes (5)	Voting Power (6)
Fully paid Ordinary	2,499,837	2,499,837	5.72%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Link Traders (Aust) Pty Ltd	Power to vote and dispose	2,499,837 Fully paid Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Link Traders (Aust) Pty Ltd	Link Traders (Aust) Pty Ltd	Link Traders (Aust) Pty Ltd	2,499,837 Fully paid Ordinary

82-34682

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		cash	non-cash	

See Annexure A

5. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Laurence Freedman	Director of Link Traders (Aust) Pty Ltd and in position of control

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	Suite 405, 25 Lime St, Sydney, 2000
Laurence Freedman	Suite 405, 25 Lime St, Sydney, 2000

Signature

Print name Laurence S. Freedman Capacity Director

Sign here Date 11/2/2004

ANNEXURE A

ACQUISITION OF BIONOMICS LIMITED ORDINARY SHARES

Name of Relevant Interest		Date of Acquisition	Number of Ordinary Shares Acquired	Consideration (Cash)
Link Traders (Aust) Pty Ltd	Original Purchase on ASX	23/05/2002	26,900	$20,684.20
ABN 40 002 065 849	Acquisition on ASX	24/05/2002	9,000	$7,136.17
	Acquisition on ASX	27/05/2002	25,916	S21,422.65
	Acquisition on ASX	28/05/2002	10,700	$8,695.60
	Acquisition on ASX	29/05/2002	10,369	$8,528.57
	Acquisition on ASX	30/05/2002	2,100	$1,769.82
	Acquisition on ASX	3/06/2002	15,015	$13,558.09
	Acquisition on ASX	15/07/2002	8,194	$5,508.10
	Acquisition on ASX	16/07/2002	53,170	$35,741.46
	Acquisition on ASX	17/07/2002	38,636	$25,669.20
	Acquisition on ASX	27/08/2002	18,332	$11,403.35
	Acquisition on ASX	28/08/2002	26,288	$16,352.34
	Acquisition on ASX	29/08/2002	40,612	$24,908.05
	Acquisition on ASX	30/08/2002	6,550	$4,008.69
	Acquisition on ASX	2/09/2002	8,218	$5,029.52
	Acquisition on ASX	9/09/2002	49,036	$31,486.61
	Acquisition on ASX	10/09/2002	964	$619.00
	Acquisition on ASX	16/10/2002	570,000	$314,534.55
	Acquisition on ASX	10/03/2003	66,666	$20,065.80
	Acquisition on ASX	11/03/2003	56,500	$17,005.94
	Acquisition on ASX	12/03/2003	15,385	$4,630.73
	Acquisition on ASX	13/03/2003	5,000	$1,533.00
	Acquisition on ASX	14/03/2003	10,000	S3,000.00
	Share Purchase Plan	17/03/2003	16,666	S4,999.80
	Acquisition on ASX	17/03/2003	13,500	S4,083.00
	Acquisition on ASX	26/03/2003	6,668	$2,032.80
	Acquisition on ASX	31/03/2003	312	$93.60
	Acquisition on ASX	8/04/2003	42,240	$12,713.82
	Acquisition on ASX	9/04/2003	20,000	$6,019.80
	Acquisition on ASX	10/04/2003	8,000	$2,407.92
	Placement	14/04/2003	319,065	$95,719.50
	Acquisition on ASX	30/06/2003	199,700	$50,089.75
	Acquisition on ASX	4/07/2003	100,300	$25,157.75
	Acquisition on ASX	30/01/2004	92,954	$34,506.48
	Acquisition on ASX	2/02/2004	276,737	$102,730.59
	Acquisition on ASX	4/02/2004	161,300	$59,877.94
	Acquisition on ASX	9/02/2004	20,666	$7,728.92
	Acquisition on ASX	10/02/2004	148,180	$59,839.27
	Total Holding		2,499,837	$1,071,292.38

This is Annexure A of 1 page referred to in Form 603 - Notice of initial substantial holder

Laurence S Freedman

Date: 11 February 2004